Mr. Thompson,

By letter dated February 9, 2007, you provided comments to Paul Caldarelli regarding the registration statement filed on Form N-2 for the ING Asia Pacific High Dividend Equity Income Fund (the “Fund”). On behalf of the Fund, set forth below is the Fund’s response to your comment number 2.

Response: We respectfully do not believe that the term “equity income” is subject to Rule 35d-1. In support of our position, we would direct your attention to the Answer to Question 9 of the Frequently Asked Questions about Rule 35d-1 cited in your comment, in which the staff of the Division of Investment Management (the “Staff”) stated:

Rule 35d-1 would not apply to the use of the term “income” where that term suggests an investment objective or strategy rather than a type of investment. When used by itself, the term “income” in a fund’s name generally suggests that the fund emphasizes the achievement of current income and does not suggest a type of investment. For example, fund companies offering a group of “life cycle” funds, each of which invests in stocks, bonds, and cash in a ratio considered appropriate for investors with a particular age and risk tolerance, sometimes use the term “income” to describe the fund that places the greatest emphasis on achieving current income. Similarly, the term “growth and income” does not suggest that a fund focuses its investments in a particular type of investment, but rather suggests that a fund invests its assets in order to achieve both growth of capital and current income. Likewise, the term “equity income” suggests that a fund focuses its investments in equities and has an investment objective of achieving current income. By contrast, a term such as “fixed income” suggests investment in a particular type of investment and would be covered by rule 35d-1. (emphasis supplied)

By its plain language, the highlighted section, particularly when read with the last sentence of the Answer (which notably begins with the clause, “By contrast”), clearly indicates that the Staff takes the position that the term “equity income” is not subject to Rule 35d-1.

In addition, we would point out that industry convention views the term “equity income” as generally encompassing a total return strategy (i.e., total return consisting of current income coupled with capital growth/appreciation). To this effect, we would note that a number of registrants with the term “equity income” in their name have investment objectives that are substantially similar to the Fund’s stated investment objective. A sampling of these registrants include the following:

•	Dreyfus Premier Equity Income Fund (Registration Nos. 33-43846, 811-00524) – The fund seeks total return (consisting of capital appreciation and income).

•	Evergreen Equity Income Fund (Registration Nos. 333-37453, 811-08413) – The Fund seeks current income and capital growth in the value of its shares.

•	Vanguard Equity Income Fund (Registration Nos. 33-19446, 811-05445) – The Fund seeks to provide an above-average level of current income and reasonable long-term capital appreciation.

•	Putnam Equity Income Fund (Registration Nos. 2-58869, 811-02742) – The Fund seeks capital growth and current income.

•	Federated Equity Income Fund (Registration Nos. 33-6901, 811-4743) – The Fund’s investment objective is to provide about average income and capital appreciation.

•	Hartford Equity Income Fund (Registration Nos. 333-02381, 811-07589) – The Fund seeks a high level of current income consistent with growth of capital.

•

T. Rowe Price Equity Income Fund (Registration Nos. 33-00070, 811-4400) – The fund seeks to provide substantial dividend income as well as long-term growth of capital through investments in the common stocks of established companies.)

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Your prompt attention to this matter is greatly appreciated. Please call me at (202) 383-0770 whenever you would like to discuss this matter.

Best regards,

Mike

Michael C. Pawluk

Sutherland Asbill & Brennan LLP

1275 Pennsylvania Avenue, N.W.

Washington, D.C. 20004

Telephone: (202) 383-0770

Facsimile: (202) 637-3593

E-mail: michael.pawluk@sablaw.com